PROGEN
                                                              INDUSTRIES LIMITED

                                                              ABN 82 010 975 612


                                                           MEETING DOCUMENTATION

                                                     2005 ANNUAL GENERAL MEETING


                                             AT 10.30AM FRIDAY, 18 NOVEMBER 2005

                                                        ENDEAVOUR ROOM, LEVEL 6,

                                                      CHRISTIE CORPORATE CENTRE,

                                                             320 ADELAIDE STREET

                                                                        BRISBANE


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                                                                    PROGEN
                                                              INDUSTRIES LIMITED

CHAIRMAN'S LETTER


Dear Shareholder

I am pleased to invite you to Progen's annual general meeting (AGM). This is to be held on Friday, 18 November 2005, at the Endeavour Room, Level 6, Christie Corporate Centre, 320 Adelaide Street, Brisbane.

At the meeting, our Managing Director Lewis Lee and I will take the opportunity to update shareholders on progress and outlook. I would encourage you to read Progen's annual report for 2005 for information about our objectives and strategies and our achievements and challenges during the past year.

The annual report also contains the Company's financial statements (and notes) for the year ended 30 June 2005, the directors' report and the audit report. This will be tabled and considered at the AGM.

Included in the directors' report is the remuneration report. This provides details of remuneration paid to directors and executives of Progen and other relevant information. This year, for the first time under changes in the Corporations Act, shareholders will have a non-binding vote on the adoption of the remuneration report.

As usual, shareholders will be asked to re-elect directors to their Board.

The AGM will commence at 10.30am but you will be able to register your attendance from 10.00am.

If you are unable to attend, I would encourage you to participate by completing and returning the enclosed proxy form in the enclosed reply-paid envelope.

I look forward to seeing you at this year's AGM.



Yours sincerely

/s/ Stephen Chang

Stephen Chang
CHAIRMAN

30 September 2005


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NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Progen Industries Limited will be held at the Endeavour Room, Level 6, Christie Corporate Centre, 320 Adelaide Street, Brisbane, Queensland on Friday 18 November 2005 at 10.30 am.

ORDINARY BUSINESS

CHAIRPERSON'S ADDRESS AND PRESENTATION BY MANAGING DIRECTOR

THE FINANCIAL STATEMENTS AND REPORTS

To receive and consider the Directors' Report, Financial Statements, Directors' Declaration and Independent Audit Report for the financial year ended 30 June 2005.

ORDINARY RESOLUTIONS

1    DIRECTORS' REMUNERATION REPORT

     To consider and, if thought fit, to pass the following resolution in accordance with s250R(2) of the Corporations Act:

     "That the section of the Directors Report in the 2005 annual report dealing with the remuneration of the Company's Directors, Company Secretary and senior executives described as "Remuneration Report" be adopted."

     NB: This resolution shall be determined as if it were an ordinary (majority) resolution, but under s250R(3) of the Corporations Act, the vote does not bind the Directors of the Company.

2    RE-ELECTION OF DIRECTOR

     To consider and, if thought fit, to pass the following ordinary resolution:

     "That Dr Malvin Eutick, retires by rotation in accordance with the Company's Constitution, being eligible for re-election offers himself accordingly."

     Information about Dr Malvin Eutick appears in the attached Explanatory Statement.

3    RE-ELECTION OF DIRECTOR

     To consider and, if thought fit, to pass the following ordinary resolution:

     "That Prof John Zalcberg, retires by rotation in accordance with the Company's Constitution, being eligible for re-election offers himself accordingly."

     Information about Prof John Zalcberg appears in the attached Explanatory Statement.

BY ORDER OF THE BOARD


/s/ Linton Burns

----------------------------------------

Linton Burns
COMPANY SECRETARY

30 September 2005


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EXPLANATORY STATEMENT

The following notes have been prepared to assist shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting of Progen Industries Limited ABN 82 010 975 612 (the "Company") to be held at Endeavour Room, Level 6, Christie Corporate Centre, 320 Adelaide Street, Brisbane, Queensland on 18 November 2005 at 10.30am.

RESOLUTION 1 - DIRECTORS' REMUNERATION REPORT

The Corporations Act 2001 requires that the section of the Directors' report dealing with the remuneration of Directors, Company Secretary and up to 5 senior executives ('Remuneration Report') be put to the vote of shareholders for adoption. The Remuneration Report can be found in the Directors' Report section of Progen's 2005 Annual Report.

Following consideration of the Remuneration Report, the Chairman will give shareholders a reasonable opportunity to ask questions about or to make comments upon the Remuneration Report.

ITEM 2 AND 3 - RE-ELECTION OF DIRECTORS

Under clause 10.1.3 of the Company's constitution one third, or the number nearest to one third if not divisible by three, of the current directors (excluding the Managing Director) must retire by rotation at each annual general meeting. Accordingly Dr Malvin Eutick and Prof John Zalcberg, being the longest serving Directors since the last election, retire at the end of the meeting and, being eligible, present themselves for re-election.

Resumes of the candidates for re-election to the office of Director are as follows:

DR MALVIN EUTICK, B. SC. (HONS) PH.D. OAM
NON-EXECUTIVE DIRECTOR

Malvin Eutick was appointed a Non-Executive Director in March 1999. He is a Director of both TUTA Healthcare and Pharmalab. He has had a long association with the biotechnology industry and was awarded the Medal of the Order of Australia for services to the industry in 1995.

PROF JOHN ZALCBERG, M.B. B.S. PH.D. FRACP
NON-EXECUTIVE DIRECTOR

John Zalcberg was appointed a Non-Executive Director in May 1995. He is Professor/Director of the Division of Haematology and Medical Oncology at the Peter MacCallum Cancer Centre in Melbourne, Australia. Among his numerous professional positions, Prof. Zalcberg served as President of the Clinical Oncology Society of Australia; is the Chairman of the Australasian Gastrointestinal Trials Group, and a member of the Board of the NSW Cancer Institute and Cancer Trials Australia.